

February 17, 2011

Mr. Thomas A. Hajda
Senior Vice President and General Counsel
501 Riverside Ave.
Jacksonville, Florida 32202

> **Re: EverBank Financial Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 7, 2011**
> **File No. 333-169824**

Dear Mr. Hajda:

We have reviewed your amended registration statement and response letter dated February 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Principal and Selling Stockholders, page 168

1.   Please revise to disclose the natural person who is the beneficial owner of the company shares owned by (i) Newman Holdings, Limited Partnership and (ii) Rushing Investments, LLC, respectively.

Please contact David Lin at 202-551-3552 or me at 202-551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc.   (facsimile only)
           Mr. Richard B. Aftanas
           Skadden, Arps, Slate, Meagher & Flom LLP
           917-777-4112